[redacted]

03013861

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 WASH. 207 SECTION PROCESSING

SEC FILE NUMBER
8- ~~13967~~ 47765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	1/1/02 MM/DD/YY	AND ENDING	12/31/02 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scudder Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

222 South Riverside Plaza
(No. and Street)

Chicago (City)	Illinois (State)	60606-5808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Edwards, Jr. 212-602-1772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue (Address)	New York (City)	NY (State)	10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AAP 3/17/2003

OATH OR AFFIRMATION

I, John W. Edwards, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Distributors, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELEANOR CAVA
Notary Public, State of New York
No. 01CA5021937
Qualified in Richmond County
Commission Expires December 27, 20 05

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scudder Distributors, Inc.

We have audited the accompanying statement of financial condition of Scudder Distributors, Inc., (the "Company"), an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc., as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scudder Distributors, Inc., as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003

SCUDDER DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc.)
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 33,842,535
Administrative service and distribution fees receivable	11,989,722
Deferred tax asset	549,968
Other receivables	447,696
Other assets	175,970
Total assets	$ 47,005,891

Liabilities and Stockholders' Equity

Administrative service and distribution fees payable	$ 17,100,427
Payables to affiliates	8,871,777
Income tax liabilities	2,779,956
Accounts payable and accrued expenses	5,427,885
Commissions payable	292,717
Total liabilities	34,472,762
Stockholders' equity:	
Common stock:	
Class A, par value $1.00 per share;	
Authorized, issued and outstanding, 1,000 shares	1,000
Class B, par value $.01 per share;	
Authorized, issued and outstanding, 1,000 shares	10
Paid-in capital in excess of par value	7,570,900
Retained earnings	4,961,219
Total stockholders' equity	12,533,129
Total liabilities and stockholders' equity	$ 47,005,891

See accompanying notes to statement of financial condition.

(1) Organization and Business

Scudder Distributors, Inc. (the "Company") was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an indirect wholly-owned subsidiary of Deutsche Investment Management Americas Inc. (the "Parent" or "DIMA") (formerly known as Zurich Scudder Investments, Inc. "ZSI"). ZSI was a majority owned subsidiary of Zurich Financial Services Group ("Zurich"). The Company serves as distributor and/or underwriter for certain registered investment companies managed by DIMA.

On April 5, 2002, Zurich sold ZSI to Deutsche Bank AG, and changed its name to DIMA.

Customer Accounts

The Company does not carry customer accounts. Accordingly, the Company meets the exemptive provisions of the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3) under Section (k)(2).

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at fair value.

Common stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

(Continued)

(2) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated Federal income tax return of Taunus Corporation, the ultimate U.S. holding company. The Company files state and local income tax returns on a combined basis with Taunus Corporation and other affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(3) Income Taxes

The components of income tax assets (liabilities) at December 31, 2002 are as follows:

Current:	
Federal	$ (2,772,824)
State and local	(7,132)
	(2,779,956)
Deferred:	
Federal	533,812
State and local	16,156
	549,968
Total	$ (2,229,988)

The components of the net deferred tax asset at December 31, 2002 are as follows:

Deferred tax assets relating to:	
Pension	$ 127,968
Long Term Incentive Plan	422,000
Total deferred tax asset, net	$ 549,968

(Continued)

(3) Income Taxes (continued)

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

(4) Employee Benefit Plans

The Deutsche Investments Management America Inc. Defined Benefit Plan and Trust ("DBP") covers substantially all employees of the Company. The benefits are based on years of service and the employee's compensation. The Parent's funding policy is to contribute annually to DBP the maximum amount that can be deducted for Federal income tax purposes. The Parent has frozen this plan effective December 31, 2002. No new participants will be added and benefit levels have been frozen at the 2001 levels.

The Deutsche Investments Management America Inc. Profit Sharing and 401(k) Plan Trust ("PSk") enables all employees who are salaried and scheduled to work at least 20 hours per week to be eligible to participate. The Company did not contribute to the profit sharing part of PSk during 2002 These contributions are invested in accordance with an election made by the participant. Combined contributions to PSk for any calendar year are limited by statute to $30,000 per participant. The contributions to PSk are discretionary and are contributed at a rate up to 3% of such participants' aggregate eligible compensation. The Company makes no contribution to the 401(k) part of PSk.

The Money Purchase Plan ("MPP") covers all employees of DIMA and its subsidiaries (the "Employer") who are salaried, scheduled to work at least 20 hours per week and have completed at least 1,000 hours of service within any twelve month period. Semiannual Employer contributions are allocated to the accounts of eligible participants at an annual rate of 12% of such participants' aggregate eligible compensation.

Zurich Scudder Investments Long-Term Incentive Plan ("LTIP"), established in 1999, compensates key employees by granting them stock-equivalent and equity appreciation rights. Awards vest, and are expensed, over a three-year period. Participants may be paid in cash or stock in accordance with LTIP's provisions.

The Company does not provide any other postretirement benefits to its employees.

(Continued)

(5) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2002, the Company's net capital, required net capital and excess net capital were $8,549,568, $250,000 and $8,299,568, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3

The Board of Directors
Scudder Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Scudder Distributors, Inc. (the "Company"), an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 14, 2003 KPMG LLP